December 2, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mark Brunhofer and Sharon Blume, Office of Finance

Re:	Burford Capital Limited
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed March 29, 2022
File No. 001-39511

Dear Mr. Brunhofer and Ms. Blume:

Burford Capital Limited (“Burford”, the “Company” or “we”) has today submitted to the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter setting forth Burford’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter, dated October 17, 2022 (the “Comment Letter”), relating to Burford’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 29, 2022.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. The Staff’s comments are set forth in bold, followed by Burford’s response to such comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Consolidated statements of cash flows, page 80

1.	We acknowledge your response to prior comment 1 and our discussion on October 4, 2022. Once you fund a capital provision asset, please describe for us any role you play in managing capital provision assets until settlement. As part of your response, describe the circumstances under which you have decision making ability over the litigation activities and costs incurred to support the matter.

As we discussed during our conversation on October 4, we are an active manager of our capital provision assets, with a full-time team devoted to the oversight of those assets following the entry into a capital provision agreement and the commitment of tens of thousands of hours annually to these activities; as a rough estimate, we spent approximately 80,000 hours last year thus engaged. Our engagement will vary depending on the circumstances of each individual matter, including not only the matter’s litigation dynamics but also the experience and sophistication of our counterparties. It would be routine for us to consult on litigation strategy, to participate in choosing arbitrators and expert witnesses, to comment on draft pleadings, to assist in the creation of the damages theory, to consult on potential settlement and to manage spending and performance against budget.

Burford devotes meaningful resources to managing our capital provision assets and working collaboratively to improve their value. Our interest is aligned with our counterparties in an effort to maximize value. While our counterparties are generally

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not obliged to follow our advice, there is a clear alignment of interest that makes our advice valuable to our counterparties and worthy of serious consideration. In short, we normally do not have decision making authority in a contractual sense, such that we can actually veto a decision by a counterparty; rather, we have active engagement that makes us a valued and influential advisor to the litigation team.

We do note that there are some exceptions to the foregoing discussion when we are specifically contracted to assume some control of a litigation matter or the underlying asset. In those instances, we have control over the conduct of the litigation matter subject to whatever contractual terms have been agreed.

As to costs incurred, when we are providing capital over time to meet the costs of pursuing the litigation matter, as is often the case, we track and manage spend to ensure that the costs being sought are consistent with an agreed budget and the progress of the case, and we generally have various rights with respect to those costs, such as declining to provide capital in excess of agreed budgets or in excess of an agreed total or withholding capital in the event of a materially negative change in the prospects of the litigation matter.

2.	We note in your cash flows from operating activities you include a subtotal for net cash provided by/(used in) operating activities before funding of capital provision assets and net (funding of)/proceeds from marketable securities. Please tell us why you believe presenting a total other than net cash provided by (used in) operating activities is consistent with the Form and Content guidance provided in ASC Subtopic 230-10-45. Tell us how you concluded this was not a non-GAAP financial measure, which would be prohibited from inclusion in the financial statements under Item 10(e)(1)(ii)(C) of Regulation S-K.

While we believe the subtotal is helpful to investors in understanding the cash flows of our business, we will revise our presentation of cash flows from operating activities in future periodic filings to remove the subtotal for net cash provided by/(used in) operating activities before funding of capital provision assets and net (funding of)/proceeds from marketable securities.

Note 2: Summary of significant accounting policies

Fair value hierarchy

Valuation processes

Valuation methodology for Level 3 investments, page 85

Before turning to the Staff’s specific questions, we thought some broader context would be useful.

Burford was founded more than 13 years ago. Its founders had been engaged in legal finance for some preceding years, making them among the pioneers of this asset class. Since Burford’s founding, it has grown into the clear market leader, providing billions of dollars of legal finance around the world with a team approaching 150 people who rival a leading law firm in terms of litigation experience and breadth. Indeed, Burford has already recovered almost $2 billion in cash proceeds from litigation matters and is one of the largest purchasers of legal services in the world.

As part of that history, Burford has an extraordinary amount of data and experience about complex commercial litigation, and we put those data to work in our investment and valuation processes. Our approach to asset valuation has been consistent for our entire existence and focuses on objective litigation events, which we believe to be the best expression of fair value in this unique asset class. While we explain below our methodology and its consistency with the relevant accounting principles, we would also be pleased to continue our ongoing dialogue with the Staff on this topic.

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We also note that this is unlikely to be a static approach but rather one which has evolved over time and continues to do so. This is a young asset class and every passing year brings more sophistication, larger pools of data and more analytics around them and increased capital flows.

3.	ASC Topic 820 defines market participant as a buyer that is knowledgeable, having a reasonable understanding about the asset and the transaction using all available information that might be obtained through due diligence efforts that are usual and customary. As it relates to the valuation of your capital provision assets, please tell us:
●	the information you obtain and consider as part of your due diligence process to determine the amount you will agree to pay to acquire contractual rights to litigation settlements or amounts receivable under court judgments;

Many of Burford’s capital provision assets relate to litigation matters that are at the beginning of the litigation process, and thus Burford’s diligence is in aid of the effort to attempt to predict how a court will ultimately decide the case. Not only is there not a judicial decision to consider as part of that process, but often we do not even know which judge has been assigned to the case or even which court the case will be filed in. Thus, we are reliant on non-judicial inputs to our diligence. Sometimes, however, we are providing capital in connection with cases that have advanced through the process and obtained various judicial rulings, and perhaps have even already succeeded at trial in obtaining a judgment. When that occurs, then our diligence pivots to considering those judicial inputs as by far the most significant factors in our consideration.

When Burford begins substantive discussions with a potential counterparty about providing capital in connection with a litigation claim, a first step is to execute a non-disclosure agreement that extends relevant legal privileges to Burford and enables us to receive confidential material that is legally privileged and/or protected from disclosure by the attorney work product doctrine (together referred to here as “privileged” material). There is clear law protecting a litigant’s legal privilege from waiver – the risk of the material losing its privileged status because of its disclosure to a third party – in such circumstances. Any waiver of legal privilege would be an extremely serious matter with real detriment to the litigant.

Burford then conducts extensive diligence. That diligence has three main areas of focus:  (i) the merits of the claim determined by the rigorous application of the law to the developed facts; (ii) the damages that could be awarded on the claim in an adjudication as well as the realistic settlement value of the matter were it to be resolved without adjudication; and (iii) the enforceability of an ultimate judgment or award, including consideration of credit risk as to both our counterparty and the litigation defendant.

Burford’s diligence is tailored to the facts and circumstances of each case. For example, in a breach of contract case, we focus on the language of the contract and the specific facts relating to the argument of the breach; in a patent case, we focus on the validity and infringement of the patent; and in a competition case, we focus on the market dynamics and the elements of monopolization.

However, constants in Burford’s diligence are the privileged assessments of the case by the client’s outside counsel; the key primary documents and witness evidence; and financial and economic analyses. The Burford team engages in extensive interaction with the litigant and its counsel on all of these issues as well as the economics of a potential provision of capital. Depending on the case, other diligence will occur:  in a patent case, we may tear down or reverse engineer a product; in a fact-dependent case, we may conduct witness interviews or mock cross-examinations; in a case with enforcement risk, we

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may do preliminary work on the location and quality of assets. We regularly engage with technical and economic experts. We also consider the quality of the lawyers proposed to take the case forward.

An integral part of this process is arriving at an appropriate economic arrangement with our counterparty. That is, the outcome of our diligence will determine the amount we are willing to pay to acquire the contractual rights to litigation settlements or amounts receivable under court judgments. We believe it is relevant to observe that our economic terms are also protected by legal privilege, as they disclose our evaluation of the case which is based in part on legally privileged material.

On average, it takes three months of diligence to go from initial contact to closing.

We believe Burford’s due diligence and underwriting efforts described above, including execution of a non-disclosure agreement and access to privileged information, are generally consistent with those performed by other market participants in connection with evaluation of initial capital provision opportunities, albeit with Burford having more experience, scale and resources than many other market participants. In contrast to the secondary market for capital provision assets (discussed below), there is a competitive market for initial capital provision opportunities and should we be competing against one or more other capital providers for the opportunity, we would expect all of those competitors to have general parity of information from the counterparty at the stage of the initial capital provision transaction because the counterparty is incentivized to provide that information to enable a transaction.

The approach described above relates to litigation matters at their inception, without any meaningful progress through the adjudicative process and thus without objective adjudicative events in the case; to the extent we consider matters as to which there is already substantive adjudicative progress, we consider the outcomes of objective adjudicative events as a predominant part of our investment process. In other words, court decisions always trump our own assessments; for example, if we finance an appeal of a trial court judgment, by far the most important element of our diligence is the trial court’s ruling.

●	the information you obtain and consider as part of your due diligence process to determine whether you should increase the amount you pay to acquire additional contractual rights to litigation settlements or amounts receivable under court judgments for cases (or pools of cases) in which you already have investments;

It is unusual for Burford to acquire additional rights in litigation matters following our original capital provision agreement, although it can happen from time to time. As requested, we discuss that eventuality below, but this is not ordinary course of business for Burford.

When Burford agrees to provide capital to cover the ongoing legal fees and expenses of a litigation matter, we typically agree up-front to a certain level of capital to be provided over time and generally pursuant to a budget provided by the litigant’s law firm. Then, as the matter progresses, Burford makes periodic payments pursuant to that agreement, which also provides for Burford’s ultimate return if the matter is successful. Burford is generally contractually obliged to make those payments. In other words, Burford is not re-underwriting or re-diligencing the matter at the time of making each payment; we are simply making those payments consistent with a pre-existing contractual obligation.

Burford does have in many of its agreements the ability to cease providing capital mid-way through a matter if there has been a material negative change in the merits of the case, but that is a right exercised extremely rarely, both because it

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would be injurious to Burford’s reputation in the marketplace should it be seen to be withdrawing support for pending litigation and also because cases that develop material weaknesses tend to be resolved by settlement rather than pursued through adjudication.

In those unusual instances where a commitment of additional capital is sought in an ongoing matter (perhaps because events in the case have caused the budget to be exceeded or perhaps because the counterparty is seeking further capital for other purposes), Burford re-underwrites the matter consistent with the discussion of its underwriting and diligence process above. Were we to find ourselves in this situation, Burford would expect to negotiate new economic terms for the entire matter; we do not tend to have multiple tranches of capital committed to the same matter with differing economic terms.

●	whether you believe gathering and considering the information you consider would not be usual and customary for a knowledgeable party to obtain to have a reasonable understanding of the price that party would pay to acquire the right under the contracts you enter into, and if not why not; and

As described above, in connection with an initial provision of capital to counterparties, Burford believes it would be usual and customary for any knowledgeable competitor to obtain the kind of information, including legally privileged information, previously discussed.

However, the situation is very different when it comes to secondary market transactions, whether actual (of which there are very few) or hypothetical, and is inextricably intertwined with unique issues around legal privilege.

Legal privilege belongs to the client, not to the lawyer (or to Burford). It is not in a client’s interest to provide third parties with access to privileged material, both because of the risk of legal waiver discussed above and because the fewer people who have access to sensitive information about large dollar commercial litigation the better from a client’s perspective. Thus, the practical reality is that a client is very unlikely to consent to the sharing of its privileged information with a potential buyer of Burford’s contract rights; there is absolutely no incentive for a client to do so, and every reason not to. Thus, while a hypothetical secondary market buyer would doubtless like to have access to the same privileged information that Burford does, and in a world unconstrained by issues of legal privilege we believe it would be usual and customary for a knowledgeable party to obtain and consider that information, the reality is that it will generally not be able to; as a result, there are very few secondary market transactions in this asset class.

Instead, secondary market buyers need to rely on public information to engage in secondary transactions – namely, judicial decisions. For example, Burford was able to effect several secondary market sales of a portion of its contractual rights in a case without providing buyers with any privileged information because there were strong court decisions available publicly and the underlying matter turns on questions of law as opposed to disputed facts.

●	whether you view yourself as a market participant, and if not why not.

Yes, Burford views itself as a market participant in both the initial capital provision market and, to the extent one exists, for purposes of the very limited secondary market for capital provision assets.

4.	ASC 820-10-35 requires that the fair value measurement as of the reporting date use the assumptions that a market participant would use in pricing the assets, acting in their economic best interest. In your period end fair value measurements of your capital provision assets, please describe all of the significant observable and

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unobservable inputs that you assume a market participant would use to estimate the price they would pay as of that date for your capital provision assets. If you do not base your assumed market participant assumptions on relevant data available to you, tell us why you believe not incorporating this data is consistent with the guidance in ASC 820-10-35-54A that states that, “A reporting entity shall develop unobservable inputs using the best information available in the circumstances, which might include the reporting entity's own data.”

There are typically no significant observable level 1 or 2 inputs as defined in ASC 820 that Burford uses, or assumes a market participant would use, in the valuation of the capital provision assets. The valuation of capital provision assets typically relies entirely on unobservable level 3 inputs.

At the closing of the initial funding of a capital provision asset, given that Burford and its counterparty are at arm’s length and both have access to available information (as would any other market participant seeking to initially acquire the capital provision asset), the transaction price prioritizes privileged information, in the absence of objective adjudicative events, and reflects fair value at the time of closing.

For purposes of subsequently measuring a capital provision asset, pursuant to ASC 820-10-35-54A, the principal unobservable input Burford relies upon are the occurrence of significant objective adjudicative events at various stages of the litigation process. By far the most significant input in litigation is a court decision, whether final or interlocutory. Thus, we prioritize consideration of court decisions, just as we believe any market participant would.

While we have access to a variety of other data (including privileged information) about pending litigation, it is unusual for those data to be material to our – or a market participant’s – view about the litigation prognosis or value in comparison to objective adjudicative events; the privileged information is simply considerably less predictive and reliable than adjudicative events. In the occasional event when that does occur, our valuation policy contains a proviso to address circumstances where we do not believe that objective adjudicative events are alone a satisfactory outcome. The policy language reads as follows:

While it is expected that the foregoing policies will address the considerable majority of situations that arise, litigation and its legal and factual underpinnings are varied and idiosyncratic, and there will inevitably be a small number of situations with unique factual and legal dynamics that will not fit neatly into the foregoing policies and where the rote application of those policies would lead to an untoward result. In such cases the company will document the inapplicability of the foregoing policies to the asset at hand and endeavor to arrive at the valuation it believes appropriately captures the essence of the overall valuation policy and approach to financial reporting, and will report on such instances separately in its disclosures.

5.	ASC 820-10-35-24A describes three valuation approaches, the market approach, cost approach, and income approach. Please tells us whether the valuation technique you use to fair value your capital provision assets is consistent with one or more of these approaches, and if so the basis for your determination. If you used an income approach, please clarify how you specifically considered the expected timing of payments in applying the guidance in ASC 820-10 55-3F which states: “The income approach converts future amounts (for example, cash flows or income and expenses) to a single current (that is, discounted) amount.”

Burford has adopted a valuation approach that is consistent with the principles of the income approach in accordance with ASC 820-10-35-24A. Burford’s valuation policy identifies each event (generally an adjudicative decision) in each type of

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litigation process, the outcome of which objectively indicates whether the underlying case is more or less likely to result in a favorable outcome.

Each stage of the various litigation processes has an uncertain duration as well as an uncertain outcome, including how many stages may be needed to get to a final outcome. Moreover, litigation matters often settle during the course of the litigation process, and those settlements can occur unexpectedly and without regard to time but are instead more likely to be precipitated by a court decision or other adjudicative event. Unlike many types of financial assets, because of the degree of uncertainty and unpredictability of litigation duration, time and duration do not play as meaningful a role in this asset class, just as legal contingency fees are generally expressed as a fixed percentage without regard to time.

Thus, the value of the asset does not become higher as each day passes in the lead-up to the next litigation event which would be the outcome if a more traditional discounting method were applied where an adjustment would be recognized purely for the passage of time. The discount is instead reassessed and reset on each date when there is an applicable litigation event which is considered to be the date on which there is a change in the current market expectations about the future amounts that may be payable on the asset. It is our view that a knowledgeable market participant would not pay more for a capital provision asset on the day before the next litigation event may be due to occur than they would pay the day following the previous litigation event. Therefore, in accordance with ASC 820-10-55-3F, our fair value measurement approach therefore reflects current market expectations about those future amounts.

6.	Please tell us whether you consider the price you pay to acquire a capital provision asset to be fair value, and if so how you calibrate your valuation technique, consistent with the guidance in ASC 820-10-35-24C, such that the initial recognition of your valuation technique equals your transaction price.

When we originate a new asset as a transaction between two arm’s length parties in a competitive principal market, we consider the purchase price, whether deployed at close or over time, to represent fair value. As set out above in our response to question 3, the Company undertakes an extensive diligence process for each new asset that includes an in-depth understanding of the underlying risks and an extensive negotiation to arrive at a commensurate market-based return profile that the holder of the asset is then contingently entitled to.

The Company’s valuation technique cannot incorporate a calibration to an initial fair value as would typically be performed for other asset types such as, for an example, assets designed to earn a lender’s return based on credit and prepayment risks. The Company’s technique relies on the identification of observable events on the occurrence of which either (i) a percentage of asset cost is recognized as a fair value loss, or (ii) a percentage of the expected profit is recognized as a fair value gain and added to the cost of the asset.

Burford reassesses the appropriateness of the percentage valuation changes to be recognized on the occurrence of objectively identifiable litigation events, as well as the identification of those events on at least an annual basis. Changes or adjustments to the valuation policy may also be made on a more frequent basis if and when relevant information becomes available. The reassessment of the Company’s valuation technique is underpinned by tracking the individual performance of each asset in the portfolio through its full life cycle. This includes, and is not limited to, the underlying litigation process, timing of deployments and recoveries, and the progression of fair value to final resolution. The data, also aggregated by asset vintage and asset type, is used by management to monitor and assess the appropriate granularity of litigation events by asset types and the percentages to be applied in each instance.

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Should you have any questions or comments with respect to this letter, please contact me at (212) 235-6820 or jlicht@burfordcapital.com.

Sincerely,

BURFORD CAPITAL LIMITED

		By:	/s/ Jordan Licht
			Name:	Jordan Licht
			Title:	Chief Financial Officer

cc:	Mark N. Klein
Charles E. Utley

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